Exhibit 1.02

CACI INTERATIONAL INC

CONFLICT MINERALS REPORT

This Conflict Minerals Report of CACI International Inc (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 and Form SD require companies to disclose certain information regarding products that they manufacture, or contract to manufacture, when: (a) those products contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”); (b) those Conflict Minerals are necessary to the functionality or production of those products; and (c) those Conflict Minerals originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”).

Section 1. Introduction

This report related to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; (iii) for which the manufacture was completed during 2013; and (iv) for which the Company was unable to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of those products originated in a Covered Country. These products, which are hereinafter referred to collectively as the “Covered Products,” include the following:

•	customized parts for military vehicles;

•	electronic testing tools for avionics; and

•	products related to signal acquisition and analysis and remote monitoring.

Any Conflict Minerals used in products manufactured by CACI are incorporated into products, or product components, by CACI’s suppliers.

Section 2. Design of the Company’s Due Diligence Measures

The Company designed its due diligence measures to conform with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (Second Edition), including the related supplements on gold, tin, tantalum and tungsten.

Section 3. Due Diligence Measures Performed by the Company

Management Systems

The Company’s due diligence efforts included the establishment of an internal team consisting of key personnel from the Legal Division and from Contracts and Procurement Compliance. This internal team coordinated a review of products manufactured by the Company’s subsidiaries, including a preliminary assessment as to whether the Company had reason to believe that those products may contain Conflict Minerals necessary to their functionality or production. This internal team also managed the Company’s efforts to conduct due diligence on the source and chain of custody of Conflict Minerals used in the Covered Products.

CACI has drafted a Conflict Minerals Policy which reflects the Company’s commitment to: (1) identify products that contain the Conflict Minerals covered by the Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and to (2) engage with its suppliers to identify the source of those minerals. CACI’s policy notes its commitment to working with its suppliers over time to ensure that all parties are able to comply with appropriate disclosure requirements and to promote the utilization of “conflict free” minerals.

The Company has established a process to request and obtain information from its suppliers regarding the use and origin of the Conflict Minerals in products, or product components, supplied to the Company. This process includes use of the Conflict Minerals reporting template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Extractives Working Group (the “EICC/GeSI Reporting Template”).

The Company has established a process to provide reports to the Company’s Board of Directors, or to Committees of the Board, on the Company’s efforts to conduct due diligence on the source and chain of custody of Conflict Minerals used in the Covered Products.

Assessment of Risk in the Supply Chain

CACI took the steps described below to assess the risks that: (a) Conflict Minerals contained in the Covered Products originated in the Covered Countries; and (b) that the sourcing of those Conflict Minerals may have directly or indirectly financed armed groups in the Covered Countries.

In early 2013, the Company sent 144 suppliers a cover letter explaining CACI’s intent to comply with the Conflict Minerals disclosure requirements of the Securities and Exchange Commission. The letter included a copy of the EICC/GeSI Reporting Template.

The Company’s letter to suppliers, and the accompanying EICC/GeSI Reporting Template, asked each supplier to identify whether any products or product components supplied to CACI contain Conflict Minerals. Suppliers that responded that they did supply CACI with products containing Conflict Minerals were asked to identify, among other things:

•	Whether those minerals came from a recycler or scrap supplier;

•	Whether those minerals originated in the Democratic Republic of the Congo or an adjoining country;

•	The smelter used by the supplier or the supplier’s suppliers to supply the relevant Conflict Minerals; and

•	The process used by the supplier to identify the source and chain of custody of its Conflict Minerals, including efforts to identify whether smelters used by the company have been identified as “Conflict Free.”

CACI’s letter to suppliers requested both initial responses as well as updates in the event that the supplier’s use or sourcing of Conflict Minerals changed in a manner that would require modification of its responses.

Strategies to Respond to Identified Risks

Throughout 2013, in order to mitigate the risks that its sourcing of Conflict Minerals may benefit armed groups in the Covered Countries, CACI has followed up with its suppliers to order to secure complete responses regarding both the use, and the supply and chain of custody, or any Conflict Minerals provided to CACI. CACI repeatedly followed up with suppliers that did not respond by both email and phone. Suppliers who provided incomplete responses, or that did not respond at all, were contacted a minimum of three times during the reporting period.

The Company has also initiated a process to review the reasonableness and reliability of its suppliers’ responses. This review has included a review of the internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the products they provide to the Company. The Company has also sought to compare any information provided by its suppliers with regard to smelters and refiners with publicly available information on “conflict free” sources.

The Company has tracked and documented its efforts to engage with its suppliers regarding the sourcing of Conflict Minerals.

Independent Third-Party Audits

Due to the Company’s position in the supply chain, the Company does not conduct or commission independent third-party audits of the smelters and refiners from which its suppliers source Conflict Minerals. The Company has relied upon industry initiatives, including the Conflict-Free Sourcing Initiative founded by EICC and GeSI, for independent third-party audit information.

Reporting

With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is available at http://www.caci.com/conflictmineralsreport2014.

Section 4. Product Categorization and Results of Due Diligence

For the Conflict Minerals contained in products that CACI manufactured in 2013, the Company’s due diligence efforts did not clarify whether the Conflict Minerals contained in those products originated in a Covered Country or came from recycled or scrap sources. The Company has therefore concluded that the status of all of the Covered Products is “DRC conflict undeterminable.”

Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included, but may not be limited to, the smelters and refiners listed below:

Smelters or Refiners	Conflict-Free Status
Alpha Metals (Taiwan) Inc.	Unknown
Caridad	Unknown
Codelco	Unknown
Cookson	Unknown
CV DS Jaya Abadi	Unknown
EM Vinto	Unknown
Gejiu Zili	Unknown
H.C. Starck	Validated by the Conflict-Free Smelter Program of the Conflict-Free Sourcing Initiative (“CFSP Validated”)
Heraeus Ltd Hong Kong	CFSP Validated
Jiangxi Nanshan	Unknown
JX Nippon Mining & Metals Co., Ltd.	CFSP Validated
Malaysia Smelting Corp	CFSP Validated
Metallo Chimique	Unknown
Metalor Coatings (Taiwan) Corporation	Unknown
Metalor Technologies SA	CFSP Validated
Metalor USA Refining Corporation	CFSP Validated
Mineracao Taboca S.A.	CFSP Validated
Minsur	CFSP Validated
Mitsui Global Precious Metals Inc.	Unknown
Ohio Precious Metals	CFSP Validated
Plansee	CFSP Validated
PT Bangka Putra Karya	Unknown
PT DS Jaya Abadi	Unknown
PT Koba Tin	Unknown
PT Stanindo Inti Perkasa	Unknown
PT Tambang Timah	CFSP Validated
PT Timah	CFSP Validated
The Refinery of Shandong Gold Mining Co., Ltd.	Unknown
Royal Canadian Mint	CFSP Validated
Solar Applied Materials Technology Corp	CFSP Validated
Sumitomo Metal & Mining Co. Ltd.	CFSP Validated
Thaisarco	CFSP Validated
Valcambi SA	CFSP Validated
Yantai Zhaojin Precious Metals Co. Ltd.	Unknown
Yunnan Chengfeng	Unknown
Yunnan Tin Company Limited	CFSP Validated
Zhongyuan Gold Smelter of Zhongjin Gold Corp.	Unknown

The Company does not have sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products.

Section 5. Future Steps to Improve Due Diligence

CACI has continued to follow up with its suppliers since the conclusion of the reporting period. CACI will continue to engage its suppliers in order to identify the source of any Conflict Minerals used in its products. The Company will ensure that any new suppliers are incorporated in to its due diligence efforts.

The Company is continually working to improve its due diligence process, both through increased supplier engagement and through an ongoing review of the extent to which supplier representations can be viewed as reasonable reliable.

Consistent with the CACI Conflict Minerals Policy, as the Company gathers more information from suppliers regarding the source and chain of custody of the Conflict Minerals that are necessary to the production or functionality of products that it manufactures, the Company will continue to take steps to mitigate the risk that the sourcing of those Conflict Minerals benefits armed groups in the Covered Countries. These steps may include efforts to communicate the Company’s policy to its suppliers and efforts to assess and leverage publicly available information about “conflict free” sources.

Section 6. Independent Private Sector Audit

For 2013, the Company has classified the Covered Products as “DRC conflict undeterminable.” No independent private sector audit is required.

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